

December 13, 2011

Via E-mail
Wesley E. Fry, CEO
W270, Inc.
4221 Camino Allegre
La Mesa, CA 91941

      Re: **W270, Inc.**
                Amendment No. 2 to Registration Statement on Form S-1
                Filed November 8, 2011
                File No. 333-176388

Dear Mr. Fry:

This is a follow-up to our letter dated December 5, 2011, in which we provided initial comments on amendment No. 2 to your registration statement on Form S-1, filed on November 8, 2011. We have the following additional comments on the amendment. References to prior comments are to those in our letter dated October 18, 2011.

General

1.   We note your response to prior comment one. Based on your current disclosure, it remains unclear to us how you reasonably anticipate carrying out the business plan described in the prospectus given the continued lack of detail and clarity in your disclosure about your plans for, and ability to obtain, additional financing. We direct your attention again to Securities Act Release No. 33-6932 (April 13, 1992), specifically Section II.A, in which the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." Please either revise your registration statement and the terms of your offering to comply with Rule 419 or provide us with a detailed analysis as to why you believe your transaction is not within the scope of Rule 419. In this regard, we note your counsel's involvement in substantially similar transactions, such as the initial public offering of HotelPlace, Inc., which appears to have been sold approximately four months after its registration statement went effective.

2.   Please revise your prospectus summary, as well as the business and MD&A sections of the prospectus, to disclose that you are a shell company, as defined in Rule 405 under the Securities Act.

The Offering, page 16

3.   Please provide us with an analysis as to why your arrangement with Gary B. Wolff, P.C. to hold offering proceeds is properly characterized as an escrow arrangement. Alternatively, revise your disclosure to remove references to an escrow arrangement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

4.   We note the additional disclosure in this section regarding your planned operations over the next 12 months. It is unclear from the disclosure, however, what you intend to accomplish in each of the stages outlined in this section. Please revise your disclosure to include an introductory discussion under each stage that explains what you plan to accomplish in a particular stage so as to illuminate the purpose of the activities you identify under each stage.

Exhibit 5.1

5.   We note your response to prior comment 12. Please clarify for us whether Mr. Wolff is licensed to practice law in any other jurisdiction besides New York. Given that Mr. Wolff is suspended from practicing law in New York, if he is not licensed to practice law elsewhere, we do not believe that Mr. Wolff's opinion constitutes an opinion of counsel within the parameters of Regulation S-K Item 601(b)(5). Please refer to the SEC Administrative Proceeding Release No. 34-59303 (Jan. 27, 2009). In that case, you would need to file a new legality opinion in compliance with Item 601(b)(5) and revise the Legal Matters disclosure in your prospectus accordingly.

        If you have any questions regarding these comments, please contact me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via E-mail
        Gary B. Wolff, Esq.